SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

21st Century Insurance Group
(Name of Issuer)

21st Century Insurance Group
American International Group, Inc.
AIG TW Corp.
(Name of Persons Filing Statement)

common stock, par value $0.001 per share
(Title of Class of Securities)

90130N 10 3
(CUSIP Number of Class of Securities)

21st Century Insurance Group	AIG TW Corp.	American International Group, Inc.
6301 Owensmouth Ave. 11th floor	70 Pine Street	70 Pine Street
Woodland Hills, CA 91367	New York, NY 10270	New York, NY 10270
Attn: General Counsel	Attn: Kathleen E. Shannon,	Attn: Kathleen E. Shannon,
Tel. No.: (818) 704-3700	Tel. No.: (212) 770-7000	Senior Vice President and Secretary
Tel. No.: (212) 770-7000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Skadden, Arps, Slate, Meagher & Flom LLP	Sullivan & Cromwell LLP
333 West Wacker Drive	125 Broad Street
Chicago, IL 60606	New York, NY 10004
Attn: Peter C. Krupp	Attn: Stephen M. Kotran
L. Byron Vance III	(212) 558-4000
(312) 407-0700

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$811,083,026	$24,900.25

(1)

For purposes of calculating the filing fee only, the proposed maximum aggregate value of the transaction, is $811,083,026, which is the sum of (a) the product of (i) the 34,657,198 shares of common stock that are proposed to be converted into the right to receive the merger consideration, multiplied by (ii) the merger consideration of $22.00 per share of common stock, plus (b) the product of (i) 6,934,391, the number of shares of common stock underlying options to purchase such shares at a per-share exercise price of less than $22.00, multiplied by (ii) the amount by which the per-share merger consideration of $22.00 exceeds the $15.1952 per share weighted average exercise price of such options, plus (c) the product of (i) 96,879, the number of certain shares of restricted common stock multiplied by (ii) the per-share merger consideration of $22.00. The filing fee equals the proposed maximum aggregate value of the transaction multiplied by .0000307.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals .0000307 multiplied by the total Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,900.25

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: 21st Century Insurance Group

Date Filed: June 11, 2007

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): 21st Century Insurance Group (the “Company”); American International Group, Inc. (“AIG”) and AIG TW Corp. (“Merger Sub”).

On May 15, 2007, the Company, AIG and Merger Sub entered into an Agreement and Plan of Merger, pursuant to which Merger Sub, an entity organized by AIG solely for the purpose of acquiring all of the outstanding shares of the Company’s common stock not already owned by AIG or its subsidiaries, will be merged with and into the Company, and the Company will be the surviving corporation (the “Merger”), as amended pursuant to Amendment No. 1 to Agreement and Plan of Merger, dated as of June 8, 2007, among the Company, AIG and Merger Sub (the “Merger Agreement”). As a result of the Merger, the Company will be wholly owned by AIG and its subsidiaries. Under the terms of the Merger Agreement, each outstanding share of the Company common stock, par value $0.001 per share, other than (i) any shares held by AIG, Merger Sub or any other direct or indirect wholly owned subsidiary of AIG (except for shares held by any mutual fund advised or managed by any of AIG, Merger Sub or any other direct or indirect wholly owned subsidiary of AIG) at the effective time of the merger, (ii) shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company (other than shares held on behalf of third parties) at the effective time of the Merger, (iii) shares subject to Company Awards (as defined in the Merger Agreement) and (iv) shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law, will be cancelled and converted into the right to receive $22.00 in cash. The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including adoption and approval of the Merger Agreement by stockholders of the Company.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Commission a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act of 1934 (the “Proxy Statement”) relating to a special meeting of stockholders of the Company. At the meeting, stockholders of the Company will consider and vote upon a proposal to adopt and approve the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached hereto as Exhibit (d)(1) and (d)(11).

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all annexes thereto.

The information contained in this Schedule 13E-3 and the Proxy Statement concerning the Company was supplied by the Company, and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than the Company was supplied by each such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1.                       Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER.”

Item 2.                       Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address. The information set forth in the Proxy Statement under the caption “PARTIES

INVOLVED IN THE PROPOSED TRANSACTION” is incorporated herein by reference.

(b)

Securities. The information set forth in the Proxy Statement under the captions “THE SPECIAL MEETING—Record Date; Voting Rights” and “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference. The exact title of each class of the subject equity securities is “21st Century Insurance Group common stock, par value $0.001 per share”.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)

Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” and “THE MERGER AGREEMENT—Conduct of the Company’s Business Pending the Merger” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES” is incorporated by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES” is incorporated by reference.

Item 3.                       Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)

Name and address. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET”, “PARTIES INVOLVED IN THE PROPOSED TRANSACTION”, “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” and “INFORMATION REGARDING THE TRANSACTION PARTICIPANTS” is incorporated herein by reference. The Company is the subject company.

(b)

Business and background of entities. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET”, “PARTIES INVOLVED IN THE PROPOSED TRANSACTION”, “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” and “INFORMATION REGARDING THE TRANSACTION PARTICIPANTS” is incorporated herein by reference.

(c)

Business and background of natural persons. The information set forth in the Proxy Statement under the captions “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” and “INFORMATION REGARDING THE TRANSACTION PARTICIPANTS” is incorporated herein by reference.

Item 4.                       Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)	(1)	Material Terms. Tender Offers. Not Applicable.

	(2)

Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT,” and “Annex A—Agreement and Plan of Merger.”

(c)

Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT—Treatment of Stock and Options” and “THE MERGER AGREEMENT—Treatment of Other Equity-Based Compensation Arrangements.”

(d)		Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND

ANSWERS ABOUT THE MERGER”, “SPECIAL FACTORS—Appraisal Rights”, “THE MERGER AGREEMENT—Appraisal Rights” and “Annex C—Section 262 of the General Corporation Law of the State of Delaware.”

(e)	Provisions For Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.                       Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)

Transactions. The information set forth in the Proxy Statement under “SPECIAL FACTORS—Background of the Merger”, “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee”, “SPECIAL FACTORS—Interests of Certain Persons in the Merger”, “THE MERGER AGREEMENT” and “CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES” is incorporated herein by reference.

In the ordinary course of business, the Company and its subsidiaries have completed various transactions with AIG to meet their investment, reinsurance, and insurance needs. The Company’s reinsurance and investment services are purchased through competitive bidding processes with the Company selecting the services providing a combination of the best services and the lowest bids. In 2006, the investment services cost $1.1 million, the reinsurance premiums, covering automobile catastrophes, payable to AIG and its subsidiaries totaled $1.0 million, and the corporate insurance policies listed below totaled $3.7 million. The Company has obtained the following corporate insurance policies from AIG subsidiaries:

1. General liability;

2. Automobile liability;

3. Workers’ compensation;

4. Umbrella excess insurance;

5. Property insurance;

6. Fiduciary liability insurance;

7. Fidelity; and

8. Employment practices liability insurance.

The Company committed $35 million to an AIG Global Investment Corp. managed fund of private equity investments and funded $14.4 million of the $35 million commitment in 2006.

(b)

Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of AIG and Merger Sub as to the Fairness of the Merger to 21st Century’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—The Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—Interests of Certain Persons in the Merger” and “THE MERGER AGREEMENT.”

(c)

Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors;

Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of AIG and Merger Sub as to the Fairness of the Merger to 21st Century’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—The Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—Interests of Certain Persons in the Merger” and “THE MERGER AGREEMENT.”

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date; Voting Rights,” “SPECIAL FACTORS—Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “THE MERGER AGREEMENT”, “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS” and “AGREEMENTS INVOLVING THE COMPANY’S SECURITIES.” The information set forth above in Item 2(f) of this Schedule 13E-3 is incorporated herein by reference.

Item 6.                       Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)

Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “THE MERGER AGREEMENT—Effective Time; Structure; Effects” and “THE MERGER AGREEMENT—Treatment of Stock and Options.”

(c) (1)- (8)

Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of AIG and Merger Sub as to the Fairness of the Merger to 21st Century’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—The Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Plans for the Company if the Merger is Not Completed” and “THE MERGER AGREEMENT—Effective Time, Structure; Effects.”

Item 7.                       Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)

Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” and “SPECIAL FACTORS—Plans for the Company if the Merger is Not Completed.”

(b)

Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS— Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Alternatives to the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger” and “SPECIAL FACTORS—Plans for the Company if the Merger is Not Completed.”

(c)

Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” and “Annex B—Opinion of Lehman Brothers Inc.”

(d)

Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Federal Income Tax Consequences,” “SPECIAL FACTORS—Purpose and Reasons for the Merger” and “THE MERGER AGREEMENT.”

Item 8.                       Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)

Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purposes and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of AIG and Merger Sub as to the Fairness of the Merger to 21st Century’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—The Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” and “Annex B—Opinion of Lehman Brothers Inc.”

The presentation dated May 14, 2007, prepared by Lehman Brothers Inc. for the Special Committee of the Board of Directors of the Company, is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

(b)

Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Purposes and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of AIG and Merger Sub as to the Fairness of the Merger to 21st Century’s Stockholders (other than AIG and its subsidiaries),” SPECIAL FACTORS—The Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “Annex B—Opinion of Lehman Brothers Inc.,” and “SPECIAL FACTORS—Certain Effects of the Merger.”

The presentation dated May 14, 2007, prepared by Lehman Brothers Inc. for the Special Committee of the Board of Directors of the Company, is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

(c)

Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date; Voting Rights,” “THE SPECIAL MEETING—Quorum,” “THE SPECIAL MEETING—Required Vote,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—The Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries)” “SPECIAL FACTORS—Position of AIG and Merger Sub as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries)” and “THE MERGER AGREEMENT—Conditions to the Merger.”

(d)

Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of AIG and Merger Sub as to the Fairness of the Merger to 21st Century’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—The Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” and “Annex B—Opinion of Lehman Brothers Inc.”

(e)

Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of AIG and Merger Sub as to the Fairness of the Merger to 21st Century’s Stockholders (other than AIG and its subsidiaries)” and “SPECIAL FACTORS—the Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries).”

(f)

Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement” and “SPECIAL FACTORS—the Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries).”

Item 9.                       Reports, Opinions, Appraisals and Certain Negotiations.

Item 1015 of Regulation M-A:

(a)

Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adopiton of the Merger Agreement,” “SPECIAL FACTORS—Position of AIG and Merger Sub as to the Fairness of the Merger to 21st Century’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—The Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS— Summary of BAS and JPMorgan presentations to AIG” and “Annex B—Opinion of Lehman Brothers Inc.”

The presentation dated December 15, 2007, prepared by Lehman Brothers Inc. for the Special Committee of the Board of Directors of the Company, is attached as Exhibit (c)(2) and is incorporated by reference herein.

The presentation dated May 14, 2007, prepared by Lehman Brothers Inc. for the Special Committee of the Board of Directors of the Company, is attached hereto as Exhibit (c)(3) and is incorporated by reference herein.

The presentations dated January 16, 2007 and March 30, 2007, each prepared by Banc of America Securities LLC and JPMorgan Chase for AIG, are attached hereto as Exhibits (c)(4) and (c)(5).

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM

SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—the Company’s Position as to the Fairness of the Merger to the Company’s Stockholders (other than AIG and its subsidiaries),” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS— Summary of BAS and JPMorgan presentations to AIG” and “Annex B—Opinion of Lehman Brothers Inc.”

The presentation dated December 15, 2006, prepared by Lehman Brothers Inc. for the Special Committee of the Board of Directors of the Company, is attached as Exhibit (c)(2) and is incorporated by reference herein.

The presentation dated May 14, 2007, prepared by Lehman Brothers Inc. for the Special Committee of the Board of Directors of the Company, is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

 The presentations dated January 16, 2007 and March 30, 2007, each prepared by Banc of America Securities LLC and JPMorgan Chase for AIG, are attached hereto as Exhibits (c)(3) and (c)(4).

(c)

Availability of Documents. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company or AIG during regular business hours by any interested holder of common stock or any representative who has been designated in writing.

Item 10.                Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-and (c)

Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Required Vote,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Financing of the Merger” and “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger.” In connection with the merger, AIG estimates that the total amount of funds required to purchase all of the outstanding common stock of the Company not currently owned by AIG and its subsidiaries in the Merger and to pay estimated fees and expenses will be approximately $825 million. AIG will use working capital, including cash and/or proceeds of commercial paper issuances, to finance the consummation of the Merger and the associated fees and expenses.

Item 11.                Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)

Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS” and “BENEFICIAL OWNERSHIP OF SECURITIES.”

(b)	Securities Transactions. The information set forth in the Proxy Statement under “RECENT TRANSACTIONS” is incorporated herein by reference.

Item 12.                The Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A:

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date; Voting Rights,” “THE SPECIAL MEETING—Required Vote,” “SPECIAL FACTORS—The Company’s Position as to the Fairness of the Merger to the Company Stockholders (other than AIG and its subsidiaries); “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement” “SPECIAL FACTORS—Position of AIG as to the Fairness of the Merger to 21st Century’s Stockholders (other than AIG and its subsidiaries)” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger.”

(e)

Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of AIG and Merger Sub as to the Fairness of the Merger to 21st Century’s Stockholders (other than AIG and its subsidiaries)” and “SPECIAL FACTORS—The Company’s Position as to the Fairness of the Merger to the Company Stockholders (other than AIG and its subsidiaries).”

Item 13.                Financial Statements.

Item 1010(a) and (b) of Regulation M-A:

(a)

Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SELECTED HISTORICAL FINANCIAL DATA,” “RATIO OF EARNINGS TO FIXED CHARGES” and “WHERE YOU CAN FIND MORE INFORMATION.” The information contained in the Consolidated Financial Statements included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006 and in its quarterly report on Form 10-Q for its quarter ended March 31, 2007 is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.                Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)- (b)

Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “THE SPECIAL MEETING—Solicitation of Proxies,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger,” and “Annex B—Opinion of Lehman Brothers Inc.”

Item 15.                Additional Information.

Item 1011(b) of Regulation M-A:

(b)	Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16.                Exhibits.

Item 1016(a) through (d), (f) and (g) of Regulation M-A:

(a)	(1)

Preliminary Proxy Statement for the special meeting of the stockholders of 21st Century Insurance Group (other than AIG and its subsidiaries), incorporated by reference to the Schedule 14A filed with the Commission on July 20, 2007, as amended (the “Proxy Statement”).

(a)	(2)	Form of Proxy Card filed with the Commission together with the Proxy Statement.

(a)	(3)	Form of Letter to Stockholders filed with the Commission together with the Proxy Statement.

(a)	(4)	Press Release dated May 15, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated May 16, 2007 and incorporated herein by reference).

(c)	(1)	Opinion of Lehman Brothers Inc. (attached as Annex B to the Proxy Statement and incorporated herein by reference).

(c)	(2)	Presentation materials, dated as of December 15, 2006, prepared by Lehman Brothers Inc.*

(c)	(3)	Presentation materials, dated as of May 14, 2007, prepared by Lehman Brothers Inc.*

(c)	(4)	Presentation materials, dated as of January 16, 2007, prepared by Banc of America Securities LLC and JPMorgan Chase.*

(c)	(5)	Presentation materials, dated as of March 30, 2007, prepared by Banc of America Securities LLC and JPMorgan Chase.*

(d)	(1)

Agreement and Plan of Merger dated as May 15, 2007, among 21st Century Insurance Group, American International Group, Inc. and AIG TW Corp. (incorporated herein by reference to Annex A to the Proxy Statement).

(d)	(2)

Employment Agreement entered into as of May 15, 2007, by and between 21st Century Insurance Group, American International Group, Inc. and Bruce W. Marlow (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 18, 2007 and incorporated herein by reference).

(d)	(3)

Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Michael J. Cassanego (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 18, 2007 and incorporated herein by reference).

(d)	(4)

Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Dean E. Stark (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated May 18, 2007 and incorporated herein by reference).

(d)	(5)

Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Michael T. Ray (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K dated May 18, 2007 and incorporated herein by reference).

(d)	(6)

Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Jesus C. Zaragoza (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K dated May 18, 2007 and incorporated herein by reference).

(d)	(7)	Confidentiality Agreement dated August 17, 2006, by and between 21st Century Insurance Group and American International Group, Inc.*

(d)	(8)

Investment and Strategic Alliance Agreement, dated as of October 17, 1994, by and between 20th Century Industries and AIG (filed as Exhibit B to the Statement on Schedule 13D, dated December 16, 1994, previously filed by AIG and incorporated herein by reference).

(d)	(9)

Registration Rights Agreement, dated as of December 16, 1994, by and between 20th Century Industries and AIG (filed as Exhibit H to the Statement on Schedule 13D, dated December 16, 1994, previously filed by AIG and incorporated herein by reference).

(d)	(10)

Amendment No. 1 to Investment and Strategic Alliance Agreement, dated as of March 23, 1995, by and between 20th Century Industries and AIG (filed as Exhibit A to Amendment No. 1 to the Statement on Schedule 13D, dated March 23, 1995, previously filed by AIG and incorporated herein by reference).

(d)	(11)	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 8, 2007, among the Company, AIG and Merger Sub (incorporated herein by reference to Annex D to the Proxy Statement).

(d)	(12)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Richard A. Andre.

(d)	(13)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Chong Ha.

(d)	(14)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Marlis S. Kerby.

(d)	(15)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Allen Lew.

(d)	(16)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and John M. Lorentz.

(d)	(17)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Caren L. Silvestri.

(d)	(18)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Anthony W. Tomich.

(f)	(1)

Appraisal rights are described under the caption “SPECIAL FACTORS—Appraisal Rights” set forth in the Proxy Statement and in Annex C to the Proxy Statement entitled Section 262 of the General Corporation Law of the State of Delaware and are incorporated herein by reference.

*       Previously filed on June 11, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2007

21ST CENTURY INSURANCE GROUP

By:	/s/ Michael J. Cassanego
Michael J. Cassanego
Senior Vice President, Secretary and General Counsel

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2007

AMERICAN INTERNATIONAL GROUP, INC.

/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2007

AIG TW CORP.

/s/ Elizabeth M. Tuck
Elizabeth M. Tuck
Secretary